UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Form 6-K/A is being furnished to correct a typographical error in the “Initiatives” column on slide 21 of Exhibit 3 to the Form 6-K furnished by CEMEX, S.A.B de C.V. on October 27, 2016 (the “Original Form 6-K”).

The typographical error being corrected revises the language “Operating EBITDA” to “Total debt reduction”. The typographical error has been corrected in Exhibit 1 attached hereto to reflect the revised language. Operating EBITDA was correctly reflected on slide 22 of Exhibit 3 to the Original Form 6-K. Other than the foregoing correction, no changes have been made to the Original Form 6-K or any of the exhibits thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.

(Registrant)

Date:	October 27, 2016	By:	/s/ Rafael Garza

Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Presentation regarding third quarter 2016 results for CEMEX, S.A.B. de C.V. (NYSE:CX) (Corrected).